

September 5, 2013

Via E-Mail
Mr. Bradley R. Mason
President and Chief Executive Officer
Orthofix International N.V.
7 Abraham de Veerstraat
Curacao

> **Re:** **Orthofix International N.V.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 8-K filed July 30, 2013**
> **File No. 0-19961**

Dear Mr. Mason:

We have reviewed your response letter dated August 27, 2013 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K dated July 29, 2013

1. Please expand your response from your August 27, 2013 letter to clearly describe to us the nature of the revenue recognition matters being investigated. In this regard, discuss the nature of the 'certain documentation' you identified that raised questions regarding whether the company's original accounting treatment of certain transactions was correct. Explain the nature of your concerns and tell us what accounting literature was not applied correctly.

2. Please also explain why at this time the company believes that the revenue recognition errors are isolated to periods on or after January 1, 2011.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant